

January 31, 2012

Via Email
Gary D. Kucher
Chief Executive Officer and President
Consolidation Services, Inc.
2300 West Sahara Drive
Las Vegas, NV 89102

> **Re:** **Consolidation Services, Inc.**
> **Item 4.02 Form 8-K**
> **Filed January 27, 2012**
> **File No. 0-54230**

Dear Mr. Kucher:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4.02 Form 8-K filed January 27, 2012

1. We note you intend to file restated financial statements. Please tell us how, and when, you will file them.

2. Your disclosure does not provide any qualitative or quantitative insight into the significance of your misstatements. Please amend your filing to disclose, at least, the amount (s) of the error or an estimated range of the amount(s) you have discovered to date with the accounts affected that resulted in your determination that your previously filed financial statements should no longer be relied upon.

3. We note your auditor has withdrawn its previously issued audit opinion. Therefore, please amend the December 31, 2010 Form 10-K filing to:

- Identify and disclose in a footnote that the Form 10-K is not audited and therefore it is deficient;
- Label the columns of the financial statements as "unaudited"; and
- Describe how you will remedy the deficiency.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Gary D. Kucher
Consolidation Services, Inc.
January 31, 2012
Page 3

       If you have any questions regarding these comments, please direct them to Robert Babula, Staff Accountant at (202) 551-3339, or you may direct your questions to me at (202) 551-3377.

                                   Sincerely,

                                   /s/ Andrew D. Mew

                                   Andrew D. Mew
                                   Accounting Branch Chief